                                                                  Exhibit (a)(7)

                                                               27th January 1998

                               The Sage Group plc

          Recommended tender offer for State of the Art, Inc. ("SOTA")

 .    Recommended tender offer to acquire SOTA, listed on NASDAQ, for approximately $263 million ((Pounds)159 million)

 .    The tender offer is $22.00 in cash per share, a 33 per cent. premium to the current price

 .    The tender offer will be financed partly by a vendor placing of 7,826,694 new shares representing 7.2 per cent. of the current issued share capital of Sage to raise at least (Pounds)70 million, with the balance being financed by bank debt. SOTA had net cash holdings at 31st December 1997 of $45.0 million ((Pounds)27.2 million)

 .    SOTA is a leading player in the US market for PC accounting software

 .    SOTA distributes its products through an established value added reseller network, a channel strategy which is very similar to that employed by Sage in Europe

 .    The acquisition of SOTA will provide Sage with a strong platform from which to grow its US business

Commenting on today's announcement, the Chairman, Michael Jackson, said

          "The acquisition of SOTA represents an exciting opportunity for the Sage Group. SOTA has excellent products, a powerful value added reseller network and a substantial customer base. Sage's expertise in brand management, product marketing and channel management together with SOTA's leading position in the US PC accounting software market provides us with a strong platform from which to grow our US business substantially."

Press enquiries:
---------------

Sage                                      0171-831-3113 today
Paul Walker, Chief Executive         0191-255-3000 thereafter
Aidan Hughes, Finance Director

Schroders                                  0171-658-6000
Mark Warham
William Barter

Financial Dynamics                         0171-831-3113
Steve Jacobs
Giles Sanderson

Schroders, which is regulated by the Securities and Futures Authority Limited, is acting for Sage in relation to the acquisition of SOTA and the vendor placing and for no one else and will not be responsible to any other person for providing the protections afforded to its customers or for advising any other person in relation to the acquisition of SOTA and the vendor placing.

Introduction

Sage is today announcing a recommended offer to be made by its US subsidiary (Rose Acquisition Corp.) for the entire issued, fully diluted share capital of SOTA for a consideration of $263 million ((Pounds)159 million) payable on completion.

Sage is partly financing the acquisition through a vendor placing of Sage shares to raise not less than (Pounds)70 million (net of commissions) by the issue of 7,826,694 new ordinary shares (representing 7.2 per cent. of the current issued share capital of Sage) at not less than 900p per share. The placing has been fully underwritten by Schroders. The balance of the consideration of (Pounds)89 million will be financed through a five year term facility.

The offer of $22.00 per share represents a premium of 33 per cent. over the middle market quotation of $16.50, the closing price of a SOTA share yesterday.

Background to the acquisition of SOTA

The principal activity of the Sage Group is the development, distribution and support of branded PC accounting software and related products for small to medium sized enterprises ('SMEs').

Since flotation in December 1989, the Group has grown both organically and by acquisition. In the last five years, the Sage Group has increased turnover and earnings per share at an average annual compound rate of 41 per cent. to (Pounds)152 million and 31 per cent. to 23.4p respectively.

The Group's expansion into overseas markets has been effected over the past five years through a series of strategic accusations. This growth strategy reflects the Board's belief that acquiring a leading brand in an overseas market with an established distribution network, a substantial customer base, and in particular, a product range that has been specifically developed to comply with that market's legislative, fiscal and accounting conventions, is more effective than developing a product in one market and attempting to sell that product cross-border into other markets.

Sage's acquisition strategy over the past five years has resulted in the Group acquiring interests in significant businesses in France and Germany as well as additional acquisitions in the UK and the USA. These businesses have benefited from Sage's skills in brand management, product marketing and channel management as well as from its expertise in installed base marketing (the marketing of products and services to existing customers to generate increasing streams of recurring revenues). The successful integration of these businesses into the Group has contributed significantly to the Group's performance over this period and to Sage's position as one of the leading European players in PC accounting software products and services.

The Sage brand, the Group's substantial reseller network and its strong customer base provide a powerful platform from which it can continue to grow organically in Europe. The Group's strategy is also to develop further into international growth markets; the offer announced today to acquire SOTA represents a major step in this expansion programme.

Reasons for the acquisition

The Board believes that the acquisition of SOTA will provide the Group with a significant strategic presence in the important US PC accounting software market. SOTA has excellent products, a strong value added reseller network and a substantial customer base. the Board further believes that SOTA's existing experienced management team will benefit from Sage's expertise in brand management, product marketing, channel management and installed base marketing to achieve enhanced returns. The acquisition of SOTA will provide Sage with a platform from which to grow its business in the US.

The Board believes that the acquisition of SOTA will enhance Sage's earnings per share in the year to September 1999, the first full year of ownership.

Information on SOTA

SOTA, a NASDAQ listed company, has its headquarters in Irvine, California. Its principal activity is the development, distribution and support of PC accounting software for the US market. SOTA has an extensive network of value added resellers throughout the US through which it distributes its products and services to the SME marketplace.

SOTA has three main product lines positioned to provide solutions to SMEs:

 .    BusinessWorks is an entry-level accounting software product for the smaller business customer. There were some 22,000 users of this product in the US market of which approximately 17 per cent. have software support contracts with SOTA. Distribution is through a large network of 3,000 authorized value added resellers, the significant majority of which are accountancy practices.

 .    MAS 90 is an accounting software product for small to medium sized business customers. It is available in DOS, Windows and also, more recently, in an NT/Client Server version. There are around 65,000 users in the market of which approximately 20 per cent. have software support contracts. MAS 90 is distributed by some 6000 authorized value added resellers and accountancy firms.

 .    Acuity Financials is a new client server product designed to address the needs of the larger business. Distribution is currently through 130 Acuity solution providers; 140 units have been shipped to date.

Management

SOTA's management team is led by David Hanna who has considerable experience of the US accounting software industry. Over the past four years, David Hanna has built up a professional management team at SOTA which has put in place a much improved product range, a well-organized proactive sales force, enhanced channel communications and strong financial controls. This management team will remain in place post acquisition to effect Sage's strategic plans for the future development of SOTA's US business.

Financial performance of SOTA

Set out below is a summary of key financial information for SOTA as reported under US GAAP. This information includes SOTA's annual results for 1997 which were formally announced in the USA today.


  Year ended 31 December           1995        1996        1997       1997/(1)/
                                    $m          $m          $m        (Pounds)m

Turnover                           46.1        52.0        64.0             39.1

Operating profit                    7.4         2.9         7.8              4.8

Profit before tax                   8.6         4.3         9.7              5.9

Profit after tax                    5.7         2.9         6.5              4.0

Net cash inflow from
 operating activities               5.6         5.8        12.8              7.8

Net assets                         42.3        47.0        54.0             33.0

Net cash balances                  33.8        37.1        45.0             27.5


(1) Basis of exchange rate: (Pounds)1 = $1.6368, being the prevailing exchange rate at 31st December 1997.

Financial Record

In 1995 the company was largely dependent on revenues from its range of DOS products. During 1995, the development of Windows versions of the MAS 90 and BusinessWorks product ranges was commenced.

In 1996, R&D investment was increased substantially to ensure the timely launch of the MAS 90 for Windows range of products and to accelerate development of the Acuity client server product range. Launch of the MAS 90 for Windows range during 1996 resulted in significant marketing costs. In addition, the increasing number of customers on support contract led to an increase in customer support costs. Overall, improvements in revenue, largely due to the launch of MAS 90 for Windows and an increase in installed base revenues were offset by a substantial increase in operating expenses which led to a decline in profit before taxation.

In 1997, revenues increased by 23 per cent. largely due to growth in MAS 90 for Windows sales as well as increasing support revenues. However, continued investment in R&D to ensure the satisfactory development of the MAS 90 and Acuity product ranges again had an impact on operating expenses. A significant investment was also made in sales and marketing with the launch of the MAS 90 Client Server product range and the Acuity product range. Profit before taxation increased significantly over the prior year.

Over the three year period, the mix of revenues has changed substantially. In 1995, SOTA was largely dependent on its DOS product range with a small revenue stream being derived from the sale of business forms. By 1997, the mix reflected the introduction of new Windows and Client Server products. In 1997, Windows products represented 48 per cent. of the total revenues, with the new Acuity range accounting for a further 14 per cent. Installed base revenues resulted in a further 20 per cent. and DOS revenues declined to only 18 per cent. of the total.

Current Trading and Prospects

The outlook for 1998 is positive. With the MAS 90 product range now complete, the financial modules of the Acuity product range now launched and well accepted by the market and further modules in the Acuity range planned for launch later in 1998, further growth in primary software sales is expected.

Sage's skills in installed base marketing should provide an opportunity to increase installed base revenues. At present only some 20 per cent. of MAS 90 customers and some 17 per cent. of BusinessWorks customers have support contracts with SOTA and there is a clear opportunity to increase these levels. Upgrade campaigns to encourage customers to continue to move from DOS to Windows and from less powerful products like BusinessWorks up to the more powerful MAS 90 range represent further opportunities to stimulate installed base sales. The Board of Sage believes that this revenue growth can be achieved whilst keeping operating expenses firmly under control.

Principal Terms of the Acquisition

The acquisition will be effected in a two stage process. A US subsidiary of Sage (Rose Acquisition Corp.) will make a tender offer to SOTA shareholders by means of a document containing an offer to purchase (the US equivalent of an offer document) which is expected to be filed with the SEC and mailed to SOTA shareholders on 2nd February, 1998. It is expected that the offer will initially be open until immediately after midnight New York time on Monday, 2nd March.

The conditions to the tender offer will include an acceptance condition (described in further detail below) and various other conditions, including the expiry of applicable waiting periods under the US Hart-Scott-Rodino Act and the admission to listing of the Sage shares which are to be issued in connection with the acquisition becoming effective.

The above arrangements are reflected in a merger agreement between Sage, Rose Acquisition Corp. and SOTA, which also provides that, following the purchase of SOTA shares under the tender offer, a merger between Rose Acquisition Corp. and SOTA will be effected, under California law, with SOTA being the surviving entity, pursuant to which SOTA will become a wholly-owned subsidiary of Sage.
If tenders in respect of more than 90 per cent. of the SOTA shares are received, the merger will occur shortly after the closing of the tender offer. If less than 90 per cent. (but more than 50 per cent.) tenders are achieved, Rose Acquisition Corp. will accept tenders in respect of 49.999 per cent. of the SOTA shares, following which, to effect the merger under California law, it will be necessary to obtain more than 50 per cent. shareholder approval at a special meeting of SOTA shareholders at which Rose Acquisition Corp. would be entitled to vote its shares. In this circumstance, it is expected that the merger would become effective approximately three months after the tender offer closes with the result that SOTA would then become a wholly-owned subsidiary of Sage.

There merger agreement may be terminated in certain circumstances, including if the conditions have not been met or if a higher offer is made for the SOTA shares. A break up fee may be payable in the event of termination, either by Rose Acquisition Corp. or by SOTA, depending on the circumstances of the termination, of an amount equal to $8 million (plus out of pocket expenses up to a maximum of $1.25 million).

                                   APPENDIX

                         Financial Information on SOTA

 Profit and loss account

                                        Year to 31 December
                                      -----------------------
                              1995       1996       1997         1997
                             $'000s     $'000s     $'000s    (Pounds)'000s
                             ------     ------     ------    -------------
Turnover                     46,118     52,046     63,956          39,074
Cost of Sales               (10,268)   (10,377)   (12,637)         (7,721)
                           --------   --------   --------         -------

Gross profit                 35,850     41,669     51,319          31,353
Operating expenses          (28,488)   (38,752)   (43,503)        (26.578)
                           --------   --------   --------         -------

Operating profit              7,362      2,917      7,816           4,775
Net interest income           1,234      1,381      1,844           1,127
                           --------   --------   --------         -------

Profit before tax             8,596      4,298      9,660           5,902
Tax                          (2,933)    (1,406)    (3,117)         (1,904)
                           --------   --------   --------         -------

Profit after tax              5,663      2,892      6,543           3,998
                           ========   ========   ========          ======

EPS                           $0.51      $0.25      $0.56          34.21p


Cash flow

                                             As at 31 December
                                           ---------------------
                                   1995      1996      1997        1997
                                  $'000s    $'000s    $'000s  (Pounds)'000s
Fixed Assets:
  Tangible                         4,357     5,334     5,106          3,120
  Intangible                       2,226     1,630     3,421          2,090

Current assets:
  Stock                            1,086     1,494       777            475
  Debtors                          6,180     6,780    13,071          7,986
Cash and cash equivalents         33,783    37,093    45,049         27,523
                                 -------   -------   -------        -------
                                  41,049    45,367    58,897         35,984

Creditors: Falling due
within 1 year                     (5,180)   (4,029)   (6,887)        (4,208)
                                 -------   -------   -------        -------

Net Current Assets                35,869    41,338    52,010         31,776

Total Assets less Current
Liabilities                       42,452    48,302    60,737         37,107

Creditors: Falling due
 within 1 year Deferred             (202)     (244)     (217)          (133)
 Maintenance Income                    -    (1,046)   (6,568)        (4,013)
                                 -------   -------   -------        -------
Shareholder Funds                 42,250    47,012    53,952         32,961
                                 =======   =======   =======        =======

Balance Sheet

                                          Year to 31 December
                                        -----------------------
                                 1995      1996      1997        1997
                                $'000s    $'000s    $'000s  (Pounds)'000s
Net Cash inflow from
 operating activities
 (after tax)                     5,556     5,811    12,782          7,809

Investing activities:
  Purchase of fixed assets      (3,160)   (3,827)   (2,337)        (1,428)
  Purchase of subsidiary             -         -    (2,618)        (1,599)
   undertakings                 ------    ------    ------         ------

Net cash inflow/(outflow)
 from investing activities      (3,160)   (3,827)   (4,955)        (3,027)

Financing:
  Shares issues                  1,475     1,326     1,893          1,157
  Shares repurchased                 -         -    (1,764)        (1,078)
                                ------    ------    ------         ------

  Net cash outflow from
   financing                     1,475     1,326      (129)           (79)
                                ------    ------    ------         ------

Increase in cash and cash
 equivalents                     3,871     3,310     7,956          4,860

Opening cash and cash
 equivalents                    29,912    33,783    37,093         22,663

Closing cash and cash
 equivalents                    33,783    37,093    45,049         27,523
                               =======   =======   =======         ======

Note: Values shown have been translated from US dollars to Sterling (for illustrative purposes only) using the 31 December 1997 exchange rate of (Pounds) 1:$1.6368